                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.6)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                            GOLDEN STATE BANCORP INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class and Securities)

                                   381197 10 2
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                                 (CUSIP Number)

                             BARRY F. SCHWARTZ, ESQ.
                        MACANDREWS & FORBES HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-8600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 22, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

     Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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     CUSIP No. 381197 10 2

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     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  MAFCO HOLDINGS INC.
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                               (a) (X)
                               (b) ( )
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS

                  00
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) ( )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
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                           7.   SOLE VOTING POWER
           NUMBER OF                - 0 -
            SHARES         ---------------------------------------------
         BENEFICIALLY      8.   SHARED VOTING POWER
           OWNED BY                 42,949,525
             EACH          ---------------------------------------------
           REPORTING       9.   SOLE DISPOSITIVE POWER
            PERSON                  - 0 -
             WITH          ---------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                    42,949,525
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                42,949,525
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                ( )

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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                32.05%
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     14.  TYPE OF REPORTING PERSON
                                CO
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     CUSIP No. 381197 10 2

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  GSB INVESTMENTS CORP.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (X)
                  (b) ( )
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     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)         ( )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
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                           7.   SOLE VOTING POWER
           NUMBER OF                - 0 -
            SHARES         ---------------------------------------------
         BENEFICIALLY      8.   SHARED VOTING POWER
           OWNED BY                 42,949,525
             EACH          ---------------------------------------------
           REPORTING       9.   SOLE DISPOSITIVE POWER
            PERSON                  - 0 -
             WITH          ---------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                    42,949,525
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    42,949,525
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                    ( )

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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    32.05%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                                    CO
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CUSIP No. 381197 10 2                                           13D

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INTRODUCTION

     This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 dated December 17, 1999 and Amendment No. 5 dated May 23, 2000 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 4. PURPOSE OF TRANSACTION.

The following is added to the response to Item 4:

     On August 25, 2000 Investments Corp. sold 2,550,000 shares of Common Stock at a price of $18.8125 per share for total cash proceeds of $47,971,875.

     This amendment to the Schedule 13D also is being filed to reflect changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the exercise of Standby Warrants issued by the Company.

     Consequently, the changes in beneficial ownership and voting power reported in this Statement are both the result of a sale by the Reporting Persons of Common Stock and the issuance by the Company of Common Stock to persons other than the Reporting Persons.

     The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following is added to the response to Item 5:

     (a) - (b) As of August 28, 2000, based upon information provided by the Company, there were 134,020,661 outstanding shares of Common Stock. As of that date, Mafco Holdings and Investments Corp. may have been deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 32.05% of the Common Stock outstanding.

     (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

The following is added to the response to Item 6:

     On August 22, 2000, the Company and Investments Corp. entered into an agreement which provides that certain rights of Investments Corp. to receive shares of Common Stock pursuant to Section 1.6(c) of the Reorganization Agreement in connection with the use by the Company of certain potential tax benefits resulting from certain net operating loss carryforwards of Parent Holdings, FNH and Cal Fed and the realization of certain other potential tax assets and liabilities of the Company and Parent Holdings will be settled and extinguished in exchange for lump sum cash payments to Investments Corp. by the Company.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2000




                                            MAFCO HOLDINGS INC.

                                            By:
                                                  /s/ Glenn P. Dickes
                                                  ----------------------------
                                                  Name: Glenn P. Dickes
                                                  Title: Senior Vice President


                                            GSB INVESTMENTS CORP.

                                            By:
                                                  /s/ Glenn P. Dickes
                                                  ----------------------------
                                                  Name: Glenn P. Dickes
                                                  Title: Senior Vice President



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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               Mafco Holdings Inc.


     Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address           Present Principal Occupation or Employment
----------------           ------------------------------------------
Ronald O. Perelman         Director and Chairman of the Board

Donald G. Drapkin          Director and Vice Chairman

Howard Gittis              Director and Vice Chairman

James R. Maher             Director and President

Todd J. Slotkin            Executive Vice President and Chief Financial Officer

Barry F. Schwartz          Executive Vice President and General Counsel


                        DIRECTORS AND EXECUTIVE OFFICERS
                              GSB Investments Corp.

Set forth below is each director and executive officer of GSB Investments Corp. The principal address of GSB Investments Corp. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address           Present Principal Occupation or Employment
----------------           ------------------------------------------
Ronald O. Perelman         Director and Chairman of the Board and Chief
                           Executive Officer

Howard Gittis              Director and Vice Chairman

Donald G. Drapkin          Director and Vice Chairman

James R. Maher             President

Todd J. Slotkin            Executive Vice President and Chief Financial Officer

Barry F. Schwartz          Executive Vice President and General Counsel